Exhibit 99.1

ELBIT IMAGING ANNOUNCES SUCCESSFUL CLOSING OF SALE OF 47 REAL
ESTATE PROPERTIES BY EPN GROUP

Tel-Aviv, Israel, June 21, 2012, Elbit Imaging Ltd. (NASDAQ: EMITF) ("the "Company") announced today, in continuation to its previous announcement dated January 11, 2012, that the sale of 47 shopping centers located throughout the USA (the “Properties”) by certain indirect subsidiaries of EPN GP, LLC and EPN EDT Holdings II, LLC (collectively, “EPN” and together with their affiliates, “EPN Group”) to BRE DDR Retail Holdings LLC for a purchase price of $1.428 billion has closed.

The total proceeds from the transaction, including cash and other net working capital items less property level financing which was repaid by EPN or assumed by the buyer at closing (in the amount of approximately $928 million), amounts to approximately $530 million. In September 2011 EPN Group received a dividend payment of $26 million from the entity that held these Properties at that time. In addition, EPN Group holds two other properties that are currently held for sale, which have a net value of approximately $30 million.

EPN’s total investment in its U.S. operations, including the Properties, amounts to approximately $358 million. The profit generated from EPN’s investment, amounts to approximately $228 million, which had been recognized in the Company's financial statements in previous fiscal periods, in accordance with International Financial Reporting Standards. The proceeds and profits from the transaction are subject to the deduction of certain transaction expenses and applicable taxes.

The Company's interest in EPN Group is held through Elbit Plaza USA L.P., a joint venture entity held in equal parts by the Company and its subsidiary Plaza Centers N.V. (LSE: "PLAZ", WSE: "PLZ/PLAZACNTR"). Elbit Plaza USA L.P. holds an approximately 45.4% ownership interest in the Properties through its holdings in EPN Group.

Mr. Dudi Machluf, Co-CEO of the Company commented: "After two years of intensive activities in the United States, we are pleased to announce the closing of the transaction for the sale of 47 EDT properties to Blackstone and DDR, which are two of the leading real estate investors in the United States. The closing of this transaction generated significant cash-flow and profit for the Company, over an investment period of two years only.

During the last two years we have gained vast experience and knowledge in the United States retail real estate market in locating assets with appreciation potential, improving their value by increasing their occupancy rates and improving their financing structure, as well as the ability and knowledge to realize those assets through sale to leading strategic investors.

We are currently pursuing, in collaboration with our partners, the establishment of a second real estate investment fund in the United States, using the knowledge and experience gained by us to attract new investors and pursue investments in assets that fit the new fund's profile, in the objective that our activity in the United States will remain an integral part of the Company's operations in the coming years."

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

About EPN

EPN Investment Management LLC and EPN Fund GP LLC (together with their affiliates “EPN Group”) are entities jointly formed by Elbit Imaging Ltd. (“Elbit”), its subsidiary Plaza Centers N.V. (“Plaza”) and Eastgate Property LLC and its affiliates (“Eastgate”) in order to pursue real estate investments in the United States. In 2009, the venture formed EPN Real Estate Fund, LP, a real estate investment fund that was jointly established by Elbit, Plaza and Eastgate, focused on investments in the U.S. retail and commercial real estate sectors (the “Fund”). The Fund secured from Menora Mivtachim Insurance Ltd. (“Menora”) and certain of Menora’s affiliates, $31 million in capital commitments. EPN Group intends to continue raising investment funds to take advantage of real estate opportunities in the United States through direct acquisitions and joint ventures with leading real estate operators and owners of relevant assets or portfolios.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il